Exhibit 21.1

SUBSIDIARIES OF OXIS INTERNATIONAL, INC.

As of December 31, 2013, the Company’s subsidiaries were as follows:

Name	Jurisdiction of incorporation

OXIS Therapeutics, Inc.	Delaware
OXIS Isle of Man Limited	Isle of Man
Oxis Consumer Products, LLC	Delaware